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BEPO

Invest alongside seasoned investors.

Hi <<First Name>>,

Here's a question for you! What do Bepo and Docusign (the $14B leader in electronic document signature) have in common? The answer is Tom Gonser! Tom is the founder of Docusign. He's also an investor in Bepo and a great supporter of ours!



Tom Gonser in · Following
Founder at DocuSign, Inc
1d ·
Congratulations Bepo Inc. The best digital tipping platform out there! Check out their current crowd funding, and become an investor.
Invest in Bepo: Unlocking Billions in Uncaptured Cash Tips
wefunder.com

That's the beauty of Bepo's community fundraise. You get to invest alongside seasoned investors.

Check out the opportunity while early-bird terms are still available.

EXPLORE BEPO INVESTMENT on WEFUNDER

Missed the Founder Q&A? Watch a recording featuring CEO Ian Sweeney and investor Scott Walchek.

Kind regards,
Ian Sweeney & Frank Cassidy

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Reg CF Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

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